Forest Road Acquisition Corp. II

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

VIA EDGAR

February 18, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Todd Schiffman

Re:	Forest Road Acquisition Corp. II

Draft Registration Statement on Form S-1

Filed January 15, 2021

CIK No. 0001840161

Dear Mr. Schiffman:

Forest Road Acquisition Corp. II (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 11, 2021, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on January 15, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1 filed January 15, 2021

Our warrant agreement will designate the courts of the State of New York..., page 56

1.	We note the disclosure indicates the federal district courts are the exclusive forum for actions arising out of the Securities Act. Please revise the disclosure here and in the later discussion on page 124 to address any uncertainty around the enforceability of the provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act. Please also disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, we have revised the disclosure on pages 57 and 129 of the Registration Statement.

* * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 18, 2021

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Tamar Donikyan, Esq., at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Idan Shani
Name: Idan Shani
Title: Chief Financial Officer

cc: Ellenoff Grossman & Schole LLP